

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Larry Paulson
Chief Executive Officer
Novus Capital Corporation
8556 Oakmont Lane
Indianapolis, IN 46260

   Re: **Novus Capital Corporation**
     Registration Statement on Form S-4
     Exhibit Nos. 10.20, 10.21, 10.23, 10.30 & 10.31
     Filed October 9, 2020
     File No. 333-249421

Dear Mr. Paulson:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance